SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2011

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to_______

Commission file number:  0-10967

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
First Midwest Bancorp, Inc. One Pierce Place Suite 1500, P. O. Box 459 Itasca, Illinois 60143-0459 Page 1 of 17 Pages Exhibit Index on Page 2 1

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.

Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA are included herein:

•	Report of Independent Registered Public Accounting Firm
•	Statements of Net Assets Available for Benefits
•	Statements of Changes in Net Assets Available for Benefits
•	Notes to Financial Statements
•	Supplemental Schedule

Exhibits

Sequentially Numbered Page
Consent of Ernst & Young LLP	17

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	15

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 22, 2012

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets
Cash	$1,667,712	$603,318
Investments, at fair value	115,299,953	117,904,281
Receivables:
Employer contribution receivable	-	564,290
Dividends receivable	18,154	17,926
Notes receivable from participants	2,824,078	2,849,331
	2,842,232	3,431,547

Total assets	119,809,897	121,939,146

Liabilities
Excess contributions payable	-	75,283

Total liabilities	-	75,283
Net assets available for benefits	$119,809,897	$121,863,863

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2011	2010
Additions:
Investment (loss)/ income:
Interest and dividends	$1,699,568	$1,229,821
Net realized and unrealized (depreciation)/appreciation in fair value of investments	(3,665,952)	11,654,423
Total investment (loss)/income	(1,966,384)	12,884,244
Interest income on notes receivable from participants	121,426	167,618
Contributions:
Employer contributions	2,525,430	1,906,594
Participant contributions	5,747,079	5,230,047
Total additions	6,427,551	20,188,503
Reductions:
Benefits paid and distributions to participants	8,358,903	5,679,571
Administrative expenses	122,614	32,111
Total reductions	8,481,517	5,711,682
Change in net assets available for benefits	(2,053,966)	14,476,821
Net assets available for benefits at beginning of year	121,863,863	107,387,042
Net assets available for benefits at end of year	$119,809,897	$121,863,863

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

(1)	DESCRIPTION OF THE PLAN

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the “Plan”) is provided for informational purposes. The Plan document provides more complete information about the Plan.

Background - First Midwest Bancorp, Inc. (“FMBI” or the “Company”) established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - The Company's contributions to the Plan included a matching contribution of $2.00 for each $1.00 of the first 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter.  Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions immediately, while Company discretionary contributions vest over a period of six years.

Effective October 1, 2011, the Plan was amended to allow Roth contributions and Roth rollover contributions.

Contributions by participants of up to 45% (15% for highly compensated employees) of eligible compensation are allowed on a tax-deferred and/or post-tax basis under the provisions of Internal Revenue Code (“the Code”) Section 401(k) and 402A, subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan, except the Employee Stock Ownership Plan (“ESOP”) Fund. Employees may not direct contributions or make transfers into the ESOP Fund.  The Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan.  Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

Common trust funds are maintained in the First Midwest Bank Wealth Management Daily Valuation Mutual Fund Division (“Daily Fund”). All other investments are held by the Charles Schwab Trust Company. The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund).

Company contributions are reduced by any forfeitures during the year. Forfeitures totaled $68,469 for 2011 and $75,465 for 2010.

Participants are entitled to receive the entire balance in their Plan accounts upon retirement, termination of employment, total disability or death, subject to the Plan's vesting provisions.

Payment of Benefits - Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive “in-kind” distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover (into an Individual Retirement Account at First Midwest Bank) of account balances between $1,000 and $5,000, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.

Investment of Plan Assets - A Trust was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the First Midwest Bank Wealth Management Division - (the “Trustee”), a subsidiary of the Company and a party-in-interest.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Administrative expenses are allocated on a pro rata basis to all participant accounts. The benefits to which a participant is entitled is his vested account balance.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0 - 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through biweekly payroll deductions. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized agreement. If the loan is not repaid in full within 90 days after termination, it will automatically default and be treated as a taxable distribution in that Plan year.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Reclassifications – Certain prior year amounts in the Statements of Net Assets Available for Benefits have been reclassified to conform to the current year presentation.

Recent Accounting Guidance – In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-4). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Notes Receivable from Participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31,

2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition – Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 Fair Value Measurements for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) in fair value of investments includes realized and unrealized investment gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses - Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company.  Administrative expenses relating to participant loans totaling $122,614 and $32,111 were paid by the Plan for the years ended December 31, 2011 and 2010, respectively.

(3)	INVESTMENTS

The following table shows the (depreciation)/appreciation in fair value of the Plan's investments (including investments bought, sold, and held during the year) during the years ended December 31, 2011 and 2010:

	Net (Depreciation)/Appreciation in Fair Value During the Year Ended December 31,
	2011	2010

Common stocks	$(2,299,342)	$1,598,518
Mutual funds	(3,054,075)	5,455,430
Common trust funds	1,687,465	4,600,475
Net (depreciation)/appreciation in fair value of investments	$(3,665,952)	$11,654,423

Dividends received by the Plan on FMBI common stock during 2011 and 2010 totaled $71,989 and $108,215, respectively.

As of December 31, 2011 and 2010, the Plan held the following investments that comprised 5% or more of the Plan's net assets available for benefits:

	Fair Value at December 31,
	2011	2010

First Midwest Employee Benefits Large Cap Equity Fund	$22,985,328	$24,305,071
First Midwest Bancorp, Inc. Common Stock	18,297,434	20,649,404
First Midwest Employee Benefits Fixed Income Fund	14,570,392	14,753,960
Vanguard Total Stock Market Index Signal	7,932,921	7,318,866
Schwab Retirement Money Fund	7,865,382	7,957,097
Dodge & Cox International Stock Fund	7,341,849	8,979,304
T Rowe Price Mid Capital Growth Fund	6,554,749	6,656,261

(4)	INCOME TAXES

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related Trust is tax exempt.

Accounting principles generally accepted in the United States require Plan Management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. The Plan Administrator analyzed the tax positions taken by the Plan, and concluded that there are no uncertain positions taken or expected to be taken as of December 31, 2011. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(5)	FAIR VALUE MEASUREMENTS

Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. In accordance with fair value accounting guidance, the Plan measures and reports certain assets and liabilities at fair value in the Statements of Net Assets Available for Benefits.

Depending on the nature of the asset or liability, the Plan uses various valuation techniques and inputs to estimate fair value. GAAP establishes a three-tiered fair value hierarchy based on the inputs used to measure fair value. The hierarchy is defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs require significant management judgment or estimation, some of which use model-based techniques and may be internally developed.

Assets and liabilities are assigned to a level within the fair value hierarchy based on the lowest level of significant input used to measure fair value (i.e. if both level 2 assumptions and level 3 assumptions are used, the asset or liability is classified in level 3). Assets and liabilities may change levels in the fair value hierarchy due to market conditions or other circumstances. These transfers are recognized on the date of the event that prompted the transfer. There were no transfers of assets or liabilities between levels of the fair value hierarchy during the periods presented.

Valuation Techniques and Inputs

The following describes the valuation techniques and inputs used for each major class of assets measured at fair value, including the general classification of the assets pursuant to the fair value hierarchy.

•	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and, therefore, are classified as level 1 in the fair value hierarchy.

•	Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the fair value hierarchy.

•	Mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end and are classified as level 1 in the fair value hierarchy.

•
Common trust funds are valued at NAV on the last business day of the Plan's year end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding, and are classified as level 2 in the fair value hierarchy.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Money market funds	$7,866,653	$-	$-	$7,866,653
Mutual funds:
Short term bond	2,631,821	-	-	2,631,821
Intermediate government	3,162,930	-	-	3,162,930
Retirement income	3,668,810	-	-	3,668,810
High yield bond	3,987,064	-	-	3,987,064
Mid cap growth	6,554,749	-	-	6,554,749
Foreign large value	7,341,849	-	-	7,341,849
Large value	7,932,921	-	-	7,932,921
Small/mid cap blend	9,930,929	-	-	9,930,929
Common stocks	18,297,434	-	-	18,297,434
Common trust funds (a):
Small/mid U.S. equity	-	2,899,755	-	2,899,755
Balanced/asset allocation	-	3,469,318	-	3,469,318
Intermediate government/corporate bond fund	-	14,570,392	-	14,570,392
Large U.S. equity	-	22,985,328	-	22,985,328
Total assets at fair value	$71,375,160	$43,924,793	$-	$115,299,953

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Money market funds	$7,957,805	$-	$-	$7,957,805
Mutual funds:
Short term bond	2,358,469	-	-	2,358,469
Retirement income	2,780,061	-	-	2,780,061
Intermediate government	2,859,119	-	-	2,859,119
High yield bond	3,881,424	-	-	3,881,424
Mid cap growth	6,656,261	-	-	6,656,261
Large blend	7,318,866	-	-	7,318,866
Foreign large value	8,979,304	-	-	8,979,304
Small/mid cap blend	9,832,162	-	-	9,832,162
Common stocks	20,649,404	-	-	20,649,404
Common trust funds(a):
Small/mid U.S. equity	-	2,552,184	-	2,552,184
Balanced/asset allocation	-	3,020,191	-	3,202,191
Intermediate government/corporate bond fund	-	14,753,960	-	14,753,960
Large U.S. equity	-	24,305,071	-	24,305,071
Total assets at fair value	$73,272,875	$44,631,406	$-	$117,904,281

(a) This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulated earnings. Funds include various equity and fixed-income investments. Industries represented include financial services, retail, technology, and government investments. On these investments there are currently no redemption restrictions.

(6)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

(7)	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$119,809,897	$121,863,863
Less: Amounts allocated to withdrawing participants	-	(873,708)
Net assets available for benefits per the Form 5500	$119,809,897	$120,990,155

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011 to the Form 5500:

Benefits paid to participants per the financial statements	$8,358,903
Less: Amounts allocated to withdrawing participants December 31, 2010	(873,708)
Net assets available for benefits per the Form 5500	$7,485,195

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

(8)	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	RELATED PARTY TRANSACTIONS

The Plan holds units of common trust funds managed by the Trustee. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received $71,989 and $108,215 in common stock dividends from the Company for the years ended 2011 and 2010, respectively.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002:  36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

		c. Description
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Number of Shares or Units	e. Current Value

Money Market Funds
	Schwab Retirement Advantage Money Fund			1,271	$1,271
	Schwab Retirement Money Fund			7,865,382	7,865,382
					7,866,653
Common Stock
*	First Midwest Bancorp, Inc.			1,806,262	18,297,434
Common Trust Funds

*	First Midwest Employee Benefits Large Cap Equity Fund			746,875	22,985,328

*	First Midwest Employee Benefits Fixed Income Fund			528,983	14,570,392

*	First Midwest Employee Benefits GEMS Fund			278,478	3,469,318

*	First Midwest Employee Benefits Mid Cap Equity Fund			106,938	2,115,675

*	First Midwest Employee Benefits Small Cap Equity Fund			54,140	784,080
					43,924,793
Mutual Funds
	Vanguard Total Stock Market Index Signal			262,593	7,932,921
	Vanguard Small Cap Admiral Fund			167,636	5,042,500
	Goldman Sachs Financial			580,359	3,987,064
	Vanguard Short Term			247,352	2,631,821
	T Rowe Price Retirement			16,051	207,867
	T Rowe Price Retirement 2010			6,155	92,447
	T Rowe Price Retirement 2020			105,692	1,681,562
	T Rowe Price Retirement 2030			39,060	646,059
	T Rowe Price Retirement 2040			62,817	1,040,875
	T Rowe Price Mid Capital Growth Fund			124,308	6,554,749
	Dodge & Cox International Stock Fund			251,089	7,341,849
	Vanguard Index Mid Cap Index Signal			173,780	4,888,429
	Vanguard GNMA Admiral Fund			285,721	3,162,930
					45,211,073

		Various	4% - 8%		2,824,078
					$ 118,124,031

NOTE: An asterisk in column a. denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                       FIRST MIDWEST BANCORP, INC.
                                                       SAVINGS AND PROFIT SHARING PLAN

Date:  June 22, 2012

                                                       /s/ Paul F. Clemens
                                                       Paul F. Clemens
                                                       Executive Vice President, Chief Financial Officer,
                                                       and Principal Accounting Officer of
                                                       First Midwest Bancorp, Inc.